Exhibit 99.1

Aphria Inc. Files Preliminary Base Shelf Prospectus

Meets Contractual Obligations to the Convertible Debenture Syndicate
Proforma cash at May 31, 2019 was over $600 million1

LEAMINGTON, ON, Aug. 23, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA), announced today that it has filed a preliminary short form base shelf prospectus (the "Shelf Prospectus") with the securities regulators in each province of Canada, except for the Province of Quebec, and a corresponding shelf registration statement on Form F-10 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC").

The filing of the Shelf Prospectus satisfies one of the Company's contractual obligations to its syndicate of underwriters in connection with the US$350 million of convertible senior notes issued by the Company on April 23, 2019. It also provides the Company the flexibility to allow an institutional investor or a strategic partner to invest in its business, or raise funds if necessary.

The Shelf Prospectus and Registration Statement, when made final or effective, will allow the Company and/or selling security holders to make offerings of common shares (including by way of an "at-the-market distribution" in accordance with applicable securities laws), debt securities, subscription receipts, convertible securities, rights, units, warrants or any combination thereof of up to an aggregate of US$500 million (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of any offering) during the 25-month period that the Shelf Prospectus is effective. With respect to sales by selling security holders, the Company intends to allocate US$350 million of the capacity under the Shelf Prospectus to provide for the resale of the convertible notes and/or the common shares issuable upon conversion of the notes by the holders of such securities. Should the Company and/or selling security holders decide to offer securities during this period, the specific terms, including the use of proceeds from any offering, will be set forth in a related prospectus supplement to the Shelf Prospectus, which will be filed with the applicable Canadian securities regulatory authorities and the SEC.

A copy of the Shelf Prospectus can be found on SEDAR at www.sedar.com and a copy of the Registration Statement can be found on EDGAR at www.sec.gov.

The Registration Statement has been filed with the SEC, but has not yet become effective. No securities of the Company may be sold nor may offers to buy such securities be accepted prior to the time the Registration Statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

We Have A Good Thing Growing

1	Cash and marketable securities balance as disclosed in May 31, 2019 audited consolidated financial statements plus $39 million of proceeds to be received from promissory note due in November 2019.

About Aphria Inc.
Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to the filing of the (final) Shelf Prospectus and any prospectus supplement filed in connection therewith, the potential issuance of securities of the Company, the amount of securities that may be issued, the use of proceeds under the Shelf Prospectus and any prospectus supplement filed in connection therewith, internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria Inc. to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications & Public Affairs, Aphria Inc., tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 14:15e 23-AUG-19